UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

ENSERVCO CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

29358Y102

(CUSIP Number)

Julia K. O’Neill

Bowditch & Dewey LLP

175 Crossing Boulevard, Suite 500

Framingham, MA 01702

508-879-5700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

8/11/2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29358Y102	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) LEROY LANDHUIS
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) Personal Funds
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,732,319
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 4,732,319
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,732,319
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.27%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 29358Y102	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.

The name of the issuer is Enservco Corporation, a Delaware corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is 501 South Cherry Street, Suite 1000, Denver, Colorado 80246.  This Schedule 13D relates to the Issuer’s Common Stock, $.005 par value (the “Shares”).

Item 2.  Identity and Background.

(a), (f)  The person filing this statement is LeRoy Landhuis, a United States citizen (the “Reporting Person”).

(b) The principal business address of the Reporting Person is c/o Alan Vancil, 212 N. Wahsatch Ave., Suite 301, Colorado Springs, CO 80903.

(c) The Reporting Person is a private investor.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

All funds used to purchase the Shares were personal funds of the Reporting Person.  $1,760,000 of personal funds were used to purchase 1,000,000 Shares on 1/7/15. $1,070,000 of personal funds were used to purchase 1,000,000 Shares on 8/7/15. $797,893.85 of personal funds were used to purchase 1,548,707 Shares on 11/18/15. $376,800 of personal funds were used to purchase 942,000 Shares on 12/2/16. No borrowed funds were used to purchase the Shares.

Item 4.  Purpose of Transaction.

 The Shares held by the Reporting Person were acquired for investment purposes in the ordinary course of the Reporting Person’s investment activities because he believes the Shares represent an attractive investment opportunity. The Reporting Person does not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a) –(d)  The Reporting Person is the direct and beneficial owner of 4,732,319 shares of Common Stock of the Issuer, constituting 9.27% of the outstanding shares of Common Stock of the Issuer. The Reporting Person has the sole power to vote or direct the vote of 4,732,319 Shares. The Reporting Person has the sole power to dispose or direct the disposition of 4,732,319 Shares. The Reporting Person has not effectuating any transactions in the securities of the Issuer during the last sixty days.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

  The Reporting Person does not have any contract, arrangement, understanding or relationship with respect to the Shares.

Item 7.  Material to Be Filed as Exhibits.

CUSIP No. 29358Y102	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ LeRoy Landhuis
LeRoy Landhuis